
September 22, 2011

Via e-mail
Mr. David Dreyer
Executive Vice President,
  Chief Financial Officer, and Secretary
Patient Safety Technologies, Inc.
2 Venture Plaza, Suite 350
Irvine, California 92618

> **Re:** **Patient Safety Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 001-09727**

Dear Mr. Dreyer:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 3. Basis of Presentation and Summary of Significant Accounting Policies, page 35

Principles of Consolidation, page 35

1.   Please tell us why you limit the consolidation policy disclosed to the consolidated financial statements for 2010. Please amend the Form 10-K to also address your policy for all periods presented. Refer to ASC 810-10-50-1.

Revenue Recognition, page 36

2.   We note that your agreement with Cardinal Health gives them minimum gross margins
        on their sales. Please explain how you evaluated these terms in determining how to
        recognize revenues. Discuss how you determine whether the revenues are fixed or
        determinable.

Net income (loss) per common share, page 41

3.   We note that you did not provide a reconciliation for the numerator in 2010 and that you
        included the assumed conversion of Series B preferred stock in the denominator. Please
        tell us how you considered ASC 260-10-45-16 under which you should adjust the
        numerator to add back any convertible preferred dividends.

Note 12. Equity Transactions, page 49

4.   With respect to the warrant exchanges in July and September of 2009, please tell us how
        you calculated the gain recognized on these transactions of $163,000 and $849,000.

5.   Please explain the terms of the exchange transactions and why you refer to the
        transactions as exchanges and not the exercise of the warrants. Discuss whether the
        exchanges were pursuant to the original terms of the warrants. Cite the accounting
        literature upon which you relied and how you applied it to your facts and circumstances.

Note 13. Warrants and Warrant Derivative Liability, page 50

6.   The discussion of your warrant issuances in 2009 appears to exclude issuances related to
        650,000 warrants based upon a reconciliation of the disclosure to your table. Please
        describe to us the terms of the issuance and explain how you considered them in
        accounting for the transaction.

7.   With respect to the January 2, 2009 transaction where you issued additional warrants,
        please respond to the following:

        •   Summarize for us the terms of the warrants that required you to issue warrants for
            2,576,326 shares of common stock.
        •   Explain to us how you accounted for the transaction including the accounts impacted.
        •   Tell us how you determined the amount of the expense related to this transaction of
            $1.3 million.

8.   With respect to the January 29, 2009 transaction where you issued warrants with debt, please respond to the following:

- Summarize for us the terms of the debt and warrants and whether you classified the warrants as liabilities or equity and why.
- Show us how you determined the allocation of the proceeds to the debt and warrants.

9.   With respect to the November 19, 2009 transaction with Cardinal Health, please respond to the following:

- Summarize for us the terms of the agreement and explain how you accounted for the transaction including the accounts impacted.
- Show us how you determined the amount of the expense of $2.4 million.

10.   To the extent not addressed by your responses to the comments above, please summarize for us the terms of the warrants that caused you to account for them as liabilities under ASC 815-40 (previously EITF 07-5).

Note 16. Related Party Transactions, page 53

11.   Please tell us the significant terms of your agreement with A Plus International. Please explain why you record revenues on a gross basis and how you considered ASC 605-45-45.

12.   Please tell us how the changes to the terms of your supply agreement with A Plus International, Inc. on June 1, 2009 impacted your accounting for the agreement.

13.   Please tell us the significant terms of your agreement with Cardinal Health, including the March 2011 amendment. Discuss how you are accounting for your transactions with Cardinal Health and why.

14.   We note that in connection with the Supply and Distribution Agreement entered into in November 2009 with Cardinal Health, you issued warrants to purchase 1,250,000 shares of your common stock at $2 per share, and 625,000 shares of your common stock. Please tell us how you accounted for and valued the issuance of warrants and shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David Dreyer
Patient Safety Technologies, Inc.
September 22, 2011
Page 4

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 511-3604 or me at (202) 551-3671 with any questions.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant